

February 23, 2012

Via E-mail
Kessel D. Stelling
President and Chief Executive Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite # 500
Columbus, Georgia 31901

> **Re:** **Synovus Financial Corp.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011 and April 26, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-10312**

Dear Mr. Stelling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2011

Management's Discussion and Analysis, page 43

Loans, page 55

1. We note your response to comment 13 of our letter dated December 23, 2011. We further note your adjustment to Loan E's fair value in the amount of $3,300,000. Please expand footnote (2) to Exhibit B of your response letter to clarify the meaning of this adjustment.

Loan Extensions, page 62

2. We note your response to comment 14 of our letter dated December 23, 2011. It appears to us that you may have misunderstood our comment. Our comment specifically pertains to loan extensions made in <u>connection with troubled debt restructurings,</u> as noted on page 63. We are not requesting any information on loan extensions in general. We are re-issuing our prior comment 14 as follows: We note your disclosure that loan extensions have also been made in connection with troubled debt restructurings and that these extensions have generally consisted of extensions of maturities of one year or less. Please tell us why these types of extensions are made and quantify the dollar amount of troubled debt restructurings that were extended during the periods presented. In addition, tell us how you account for these loans. Clarify whether you continue to consider them troubled debt restructurings when the terms are extended.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant

cc: Via E-mail
        Alana L. Griffin, Esq.
        Synovus Financial Corp.